OMB APPROVAL...........
OMB Number: 3235-0116
Expires: August 31, 2005
Estimated average burden
hours per response 6.2

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2003

TRI-LATERAL VENTURE CORPORATION

(Name of Registrant)

750 West Pender Street, #604, Vancouver, British Columbia V6C 2T7

Executive Offices

1.    Interim Financial Statements, Six Months Ended 6/30/2003

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F	Form 20-F X Form 40-F ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.  Yes  ___      No   X

TRI-LATERAL VENTURE CORPORATION

INTERIM FINANCIAL STATEMENTS

June 30, 2003

(Unaudited)

TRI-LATERAL VENTURE CORPORATION
INTERIM BALANCE SHEET
June 30, 2003 and December 31, 2002
(Unaudited)

ASSETS	(Unaudited) June 30, 2003	(Audited) December 31, 2002
Current Cash GST receivable Resource properties	$ 1,085 1,325 2,410 13,180 $ 15,590	$ 13,384 907 14,291 12,656 $ 26,947
LIABILITIES
Current Accounts payable - Note 3 Loans payable	$ 33,263 28,500 61,763	$ 272,627 725,424 998,051
SHAREHOLDERS' DEFICIENCY
Share capital - Note 2 Contributed surplus Deficit	6,769,726 2,000 (6,817,899) (46,173) $ 15,590	5,783,259 2,000 (6,756,363) (971,104) $ 26,947

TRI-LATERAL VENTURE CORPORATION
INTERIM STATEMENTS OF LOSS AND DEFICIT
for the three and six months ended June 30, 2003 and 2002
(Unaudited)

	Three Months ended June 30, 2003 2002		Six months ended June 30, 2003 2002
Administrative Expenses Accounting fees Bank charges and interest Consulting fees Filing fees and shareholder communication Legal fees Office and miscellaneous Rent Transfer agent Travel	$ 3,850 58 7,698 16,164 9,933 - 1,500 1,674 -	$ 4,435 12,707 7,500 1,208 12,847 1,662 1,500 5,525 -	$ 6,375 8,494 12,173 16,725 10,986 - 3,000 3,794 -	$ 7,635 25,339 15,000 1,258 20,974 1,662 3,000 5,525 5,950

Loss before other items Other items Business investigation costs Interest earned Gain on settlement of debt	(40,877) - - -	(47,384) - 144 -	(61,547) - 11 -	(86,343) - 262 51,072

Net loss for the period Deficit, beginning of the period Deficit, end of the period Basic and diluted loss per share	(40,877) (6,777,022) $ (6,817,899) $ (0.01)	(47,240) (6,142,158) $ (6,189,398) $ (0.01)	(61,536) (6,756,363) $ (6,817,899) $ (0.01)	(35,009) (6,154,389) $(6,189,398) $ (0.01)

TRI-LATERAL VENTURE CORPORATION
INTERIM STATEMENTS OF CASH FLOWS
for the three and six months ended June 30, 2003 and 2002
(Unaudited)

	Three Months ended June 30, 2003 2002		Six Months ended June 30, 2003 2002

Operating Activities
    Net loss for the period
    Deduct item not affecting cash:
        Gain on settlement of debt
    Changes in non-cash working capital
     items related to operations:
        GST receivable
        Accounts payable
        Loans payable

	$ (40,877) - (259) 13,252 28,500 616	$ (47,240) - (1,249) 20,525 (120,000) (147,964)	$ (61,536) - (418) 21,679 28,500 (11,775)	$ (35,009) (51,072) (2,675) 33,923 (120,000) (174,833)

Investing Activity Increase in resource property	(524)	-	(524)	-

Increase (decrease) in cash during the period Cash, beginning of period Cash, end of period	92 993 $ 1,085	(147,964) 209,813 $ 61,849	(12,299) 13,384 $ 1,085	(174,833) 236,682 $ 61,849

Supplemental disclosure of cash flow information: Cash paid for interest Cash paid for income taxes	$ - $ -	$ - $ -	$ - $ -	$ - $ -

Non-cash Transactions - Note 4

TRI-LATERAL VENTURE CORPORATION
NOTES TO THE INTERIM FINANCIAL STATEMENTS
June 30, 2003
(Unaudited)

Note 1    Interim Reporting

While the information presented in the accompanying six months financial statements is unaudited, it included all adjustments, which are, in the opinion of management, necessary to present fairly the financial position, results of operations and its cash flows for the interim periods presented. These interim financial statements follow the same accounting policies and methods in their application as the Company's annual financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's audited annual December 31, 2002 financial statements.

Note 2    Share Capital

Authorized
Unlimited common shares
Unlimited non-voting convertible redeemable non-cumulative 6% preference shares

Issued Common Shares	Number	$
Balance, December 31, 2002 Issued pursuant to share for debts agreements Balance, June 30, 2003	3,372,872 986,467 4,359,339	5,783,259 986,467 6,769,726

Note 3    Related Party Transactions

During the three and six months ended June 30, 2003 the Company incurred the following expenses with directors and a company with a common director:

	Three Months ended June 30, 2003 2002		Six Months ended June 30, 2003 2002
Accounting fees Consulting fees Interest expense Rent	$ 1,400 7,698 - 1,500 $ 10,598	$ 1,100 7,500 6,250 1,500 $ 16,350	$ 3,925 12,173 4,167 3,000 $ 23,265	$ 4,300 15,000 12,500 3,000 $ 34,800

The expenses were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

As at June 30, 2003, accounts payable includes $8,393 owing to a director of the Company and a company with a common director.

Note 4    Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows. During the six months ended June 30,2003, the Company settled accounts payable totalling $261,043 and loans payable totalling $725,424 by issuing 986,467 common shares valued at $986,467. This transaction was excluded from the statements of cash flows.

Note 5    Canadian and United States of America Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States of America.

The Company's accounting principles generally accepted in Canada ("Canadian GAAP") differ from accounting principles generally accepted in the United States ("US GAAP") as follows:

a)    Resource Properties

Under Canadian GAAP, resource property acquisition costs and exploration costs may be deferred and amortized to the extent they meet certain criteria. Under US GAAP, acquisition costs and exploration costs must be expensed as incurred unless the resource properties have proving reserves. During the six months ended June 30, 2003, $524 was incurred in resource property costs. Therefore, an additional expense is required under US GAAP.

The impact of the above on the financial statements is as follows:

June 30, 2003 2002
Net loss for the period per Canadian GAAP Deferred exploration costs Net loss for the period per US GAAP	$ (61,536) (524) $ (62,060)	$ (35,009 - $ (35,009)

Note 5    Canadian and United States of America Accounting Principles - (cont'd)

	June 30, 2003	December 31, 2002
Total assets per Canadian GAAP Acquisition and deferred exploration costs Total assets per US GAAP	$ 15,590 (13,180) $ 2,410	$ 26,947 (12,656) $ 14,291

Shareholders' Deficiency Balance, end of the period as per Canadian GAAP Acquisition and deferred exploration costs Balance, end of period per US GAAP	$ (46,173) (13,180) $ (59,353)	$ (971,104) (12,656) $ (983,760)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Tri-Lateral Venture Corporation -- SEC File No. 0-50112
(Registrant)

Date: August 28, 2003	By /s/ Gregory C. Burnett____________________________ Gregory C. Burnett, President/CEO and Director

SEC 1815 (11-2002)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.